MERCURY FINANCE COMPANY
               EXHIBIT 11
               COMPUTATION OF NET INCOME PER SHARE
               THREE AND SIX MONTHS ENDED JUNE 30
                      (Unaudited)


Net income per share is computed by dividing net income by the total of the weighted average common shares and common stock equivalents outstanding during the period. Average common shares and common stock equivalents have been adjusted to reflect the four-for-three stock splits of Mercury Finance Company distributed to stockholders on December 28, 1989, October 31, 1990, June 10, 1991 and December 5, 1991, the two-for-one stock split distributed on June 19, 1992 and the four-for-three stock split distributed on June 22, 1993.

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

                                                                               Three Months Ended       Six Months Ended

(Dollars in thousands except per share amounts)                                1995          1994      1995            1994

INCOME DATA:

   1. Net income Mercury Finance Company  . . . . . . . .                    $18,319       $21,002    $39,959         $40,557

   2. Weighted average common shares
      outstanding (adjusted for stock split)  . . . . . .                    117,010       115,872    116,606         115,788

   3. Treasury stock  . . . . . . . . . . . . . . . . . .                     (1,983)          (64)     (1,983)           (64)

EFFECT OF COMMON STOCK EQUIVALENTS (C.S.E.):

   4. Weighted average shares reserved for
      stock options   . . . . . . . . . . . . . . . . . .                        816         1,413        971           1,499

NET INCOME PER COMMON SHARE:

   5. Weighted average common share and
      common stock equivalents (line 2+3+4)   . . . . . .                    115,843       117,221    115,594         117,223

   6. Mercury Finance Company
      net income per share (line 1 / line 5)  . . . . . .                      $0.16         $0.18      $0.35           $0.35

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